shares. Furthermore, as a foreign private issuer, we may take advantage of certain provisions in the NASDAQ listing rules that allow us to follow Canadian law for certain governance matters.

If we are unable to implement and maintain effective internal control over financial reporting in the future, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common shares may be negatively affected.

As a public company, we will be required to maintain internal controls over financial reporting and to report any material weaknesses in such internal controls. In addition, beginning with our second annual report on Form 20-F, we will be required to furnish a report by management on the effectiveness of our internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. Our independent registered public accounting firm is not required to express an opinion as to the effectiveness of our internal control over financial reporting until after we are no longer an ''emerging growth company,'' as defined in the JOBS Act. At such time, however, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our internal control over financial reporting is documented, designed or operating.

The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is time-consuming, costly and complicated. If we identify material weaknesses in our internal control over financial reporting, if we are unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an ''emerging growth company,'' investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected. We could also become subject to investigations by the stock exchange on which our securities are listed, the SEC, or other regulatory authorities, which could require additional financial and management resources.

We have identified a material weakness in our internal control over financial reporting. If the material weakness persists or if we fail to establish and maintain effective internal control over financial reporting in the future, our ability to both timely and accurately report our financial results could be adversely affected.

A material weakness in our internal control over financial reporting existed as of January 31, 2015 and January 25, 2014 related to our controls over our valuation process used in valuing the liability associated with the embedded derivative related to our Series A, A-1 and A-2 Preferred Shares. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected and corrected on a timely basis. In May 2015, we identified that our approach to determining the fair value of our common shares used to value the liability associated with the embedded derivative, as of January 31, 2015 and January 25, 2014, contained a methodological error. Had we considered valuation methods in addition to the discounted cash flow model, we would have determined that as of January 31, 2015 a higher fair value for our common shares would have been appropriate in calculating the fair value of our embedded derivative liability. Concurrently, we adopted the use of the Monte Carlo simulation pricing model to calculate the fair value of the derivative liability. As a result, we retrospectively revisited the valuation of our common shares as of January 31, 2015 and as of January 25, 2014. The retrospective valuation of our common shares, as well as our adoption of the Monte Carlo model, led us to restate our consolidated financial statements as of and for the years ended January 31, 2015 and January 25, 2014 to update the value of the embedded derivative liability related to our Series A, Series A-1 and Series A-2 Preferred Shares. We determined that the error was caused by the fact that certain controls relating to our valuation process were not at a precise enough level to identify the proper valuation methodology for determining the fair value of our common shares.

The material weakness described above resulted in a material misstatement of our financial statements that was not prevented or detected. We are taking steps to remediate the material weakness, including designing and implementing improved processes and controls related to the review of the underlying assumptions and inputs used in our valuations. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness described above or to avoid potential future material weaknesses.

If you purchase common shares in this offering, you will suffer immediate and substantial dilution of your investment.

The initial public offering price of our common shares is substantially higher than the net tangible book value per share of our common shares. Therefore, if you purchase our common shares in this offering, you will pay a price per share that substantially exceeds our net tangible book value per share after this offering. Based on the initial public offering price of US$ per share, the mid-point of the price range set forth on the cover page of this prospectus, you will experience immediate dilution of US$ per share, representing the difference between our pro forma net tangible book value per share after giving effect to this offering and the initial public offering price. In addition, purchasers of common shares in this offering will have contributed   % of the aggregate price paid by all purchasers of our common shares but will own only approximately   % of our common shares outstanding after this offering. We also have a large number of outstanding stock options to purchase common shares with exercise prices that are below the estimated initial public offering price of our common shares. To the extent that these options are exercised, you will experience further dilution. See ''Dilution'' for more detail.

An active, liquid trading market for our common shares may not develop, which may limit your ability to sell your shares.

Prior to this offering, there was no public market for our common shares. Although we have applied to list our common shares on The NASDAQ Global Market under the symbol ''DTEA'', an active trading market for our shares may never develop or be sustained following this offering. The initial public offering price will be determined by negotiations between us and the underwriters and may not be indicative of market prices of our common shares that will prevail in the open market after the offering. A public trading market having the desirable characteristics of depth, liquidity and orderliness depends upon the existence of willing buyers and sellers at any given time, such existence being dependent upon the individual decisions of buyers and sellers over which neither we nor any market maker has control. The failure of an active and liquid trading market to develop and continue would likely have a material adverse effect on the value of our common shares. An inactive market may also impair our ability to raise capital to continue to fund operations by selling shares and may impair our ability to acquire other companies or technologies by using our shares as consideration.

Our operating results and share price may be volatile, and the market price of our common shares after this offering may drop below the price you pay.

Our quarterly operating results are likely to fluctuate in the future. In addition, securities markets worldwide have experienced, and are likely to continue to experience, significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could subject the market price of our shares to wide price fluctuations regardless of our

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with "Selected Consolidated Financial Data" and our audited financial statements and the related notes appearing elsewhere in this prospectus. Some of the information contained in this discussion and analysis or set forth elsewhere in this prospectus, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties. You should read the "Risk Factors" and "Cautionary Note Regarding Forward-Looking Statements" sections of this prospectus for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. The terms "Company," "DAVIDsTEA," "we," "our" or "us" as used herein refer to DAVIDsTEA Inc. and its consolidated subsidiaries unless otherwise stated or indicated by context. "Management's Discussion and Analysis of Financial Condition and Results of Operations" has been revised for the effects of the restatement of our consolidated financial statements. See note 2 to our audited financial statements included elsewhere in this prospectus.

Overview

We are a fast-growing branded beverage company, offering a differentiated selection of proprietary loose-leaf teas, pre-packaged teas, tea sachets, and tea-related gifts and accessories through 158 DAVIDsTEA stores, as of March 31, 2015, and our website, davidstea.com. We are building a brand that seeks to expand the definition of tea with innovative products that consumers can explore in an open and inviting retail environment. The passion for and knowledge of tea permeates our culture and is rooted in an excitement to explore the taste, health and lifestyle elements of tea. We design our stores with a modern and simple aesthetic that, coupled with our teal-colored logo, create an inviting atmosphere and stand in stark contrast to common perceptions of tea as a more traditional product. We strive to make tea a multi-sensory experience by facilitating interaction with our products through education and sampling so that our customers appreciate the compelling attributes of loose-leaf teas as well as the ease of preparation. Our in-store "Tea Guides" help novice and experienced tea drinkers alike select from the approximately 150 varieties of premium teas and tea blends featured on our "Tea Wall," which is the focal point of our stores. We replicate our store experience online by engaging users with rich content that allows them to easily explore their options amongst our many tea and tea-related offerings.

We sell our products exclusively through our retail and online channels, giving us control of the presentation of our brand as well as greater interaction with the customer, which increases our pace of innovation. We have a dedicated and highly experienced product development team that is constantly creating new tea blends using high-quality ingredients from around the world. By continually offering new products and refining our blending techniques to enhance existing teas, we believe we bring new customers into the category and drive the frequency of visits to our stores and website among existing customers. We bring newness and capitalize on our product development capabilities with approximately 30 new blends each year that we rotate into our offering on a continuous basis. We also focus on product innovation in our accessories, providing our customers with fun, inventive and more convenient ways to enjoy tea. We believe that our product development platform and level of innovation have helped us earn a strong and loyal customer following that is passionate about DAVIDsTEA.

We have restated our previously issued consolidated financial statements and related notes as of January 31, 2015 and January 25, 2014 and for each of the years then ended January 31, 2015 and January 25, 2014 due to an increase in the liability related to the embedded derivative related to our Series A, A-1 and A-2 Preferred Shares. The increase in such liability is a result of a methodological error in the valuation of our common shares and the adoption of the Monte Carlo simulation model to calculate the fair value of the derivative liability. For additional information regarding this restatement, see note 2 to our consolidated financial statements included elsewhere in this prospectus.

Accordingly, in the restated consolidated statements of income (loss) for the years ended January 31, 2015 and January 25, 2014, we increased the loss from the embedded derivative on our Series A, Series A-1 and Series A-2 Preferred Shares by $4.9 million and $5.8 million respectively, decreased the basic income per share by $0.66 and $0.78 respectively, and increased the diluted income per share by $0.04 as at January 31, 2015.

In the restated consolidated balance sheets as of January 31, 2015 and January 25, 2014, we increased the financial derivative liability embedded in our Series A, Series A-1 and Series A-2 Preferred Shares by $10.7 million and $5.8 million respectively.

All data included in ''Management's Discussion and Analysis of Financial Condition and Results of Operations'' as of the year ended January 31, 2015, January 25, 2014 and for the years ended January 31, 2015 and January 25, 2014 is derived from our restated consolidated financial statements for those periods.

Performance and Growth Factors Outlook

During fiscal 2014, we grew our sales from $108.2 million to $141.9 million, representing growth of 31.1% over the prior year. We added 30 net new stores, increasing our store base from 124 to 154 stores, representing growth of 24.2%. Our Adjusted EBITDA grew from $14.2 million to $21.9 million, an increase of 54.2%, and we improved our Adjusted EBITDA margin from 13.1% to 15.4%. Our cash flow from operating activity grew from $14.2 million to $17.0 million, driven by increased operating earnings and effective working capital management. We believe we can continue to deliver strong total sales growth driven by adding new stores and achieving positive comparable sales, which includes sales on our e-commerce site. Continuing growth on our e-commerce site leads us to believe that there is potential for our direct to consumer sales to become an increasingly larger part of our business. To support this growth, we plan to continue to commit significant resources to further developing this channel. We also believe that our strong focus on operating efficiencies and leveraging our fixed costs will result in expansion of our Adjusted EBITDA margin.

General economic conditions and consumer spending are two of the largest variables impacting our future performance. These variables impact the sales at our individual store locations as well as our e-commerce site. Our ability to increase our sales in future fiscal periods will depend, among other things, on our ability to:

- Select new prime retail locations;
- Increase comparable sales, which includes sales through our e-commerce site; and
- Manage our costs of goods sold and selling, general and administration expenses.

How we assess our performance

The key measures we use to evaluate the performance of our business and the execution of our strategy are set forth below:

Sales. Sales consist of sales from stores and e-commerce sales. Our business is seasonal and, as a result, our sales fluctuate from quarter to quarter. Sales are traditionally highest in the fourth fiscal quarter, which includes the holiday sales period, and tend to be lowest in the second and third fiscal quarter because of lower customer traffic in our locations in the summer months.

Conversion Feature of our Preferred Shares

We account for the conversion feature of our preferred shares as an embedded derivative, which feature is a separate right from the right to redeem the preferred shares for cash after April 3, 2017. A conversion of the preferred shares would be satisfied by delivery of common shares at the then-current conversion ratio. As of January 31, 2015, we had a $16.4 million liability attributable to this embedded derivative, which fluctuates over time based on the embedded value of the conversion feature. Upon any conversion of our preferred shares into common shares, including in connection with this offering, this liability will be converted into equity.

As disclosed in note 4 to our consolidated financial statements on page F-14, the embedded derivative, representing the conversion feature of our Series A, A-1 and A-2 Preferred Shares, is measured at fair value at each reporting date, with all changes in fair value recognized immediately in profit or loss. The conversion rights allow the holders of the Preferred Shares to convert such shares into common shares on or after April 2, 2017. Further, as set out in note 18 to our consolidated financial statements on page F-29, the Series A, A-1 and A-2 Preferred Shares will be automatically converted into common shares, in connection with a public offering of our shares if three conditions are met, which we expect will be satisfied at the closing of this offering—(i) we complete a firm commitment underwritten offering pursuant to an effective registration statement under the Securities Act or a final prospectus for which a Canadian securities regulatory authority has issued a receipt; (ii) such offering results in at least US$50 million of gross proceeds to us and the selling shareholders, collectively, and (iii) the shares offered to the public are sold at a price of at least CDN$16.11 per share.

Certain key assumptions underlie the valuation of the derivative liability, which is estimated using a Monte Carlo simulation pricing model. See note 18 to our consolidated financial statements beginning on page F-31 for a description of the Monte Carlo simulation pricing model. These assumptions are determined as at the measurement date and include the risk free discount rate, the expected volatility, the expected dividend yield, probabilities as to the date of conversion or redemption and the underlying value of the common shares. In cases such as ours, with a pending initial public offering, the assumptions with respect to the latter two assumptions are particularly important and sensitive, requiring significant judgment by management. For example, the underlying value of the common shares is subject to estimation based on the valuation techniques selected and an evaluation of the inputs used in creating the valuation. These assumptions are considered as of the measurement date.

Off-Balance Sheet Arrangements

Other than operating lease obligations, we have no off-balance sheet obligations.

Hybrid financial instruments and embedded derivatives.   As part of assessing whether an instrument is a hybrid financial instrument and contains an embedded derivative, significant judgment is required in evaluating whether the host contract is more akin to debt or equity and whether the host contract is clearly and closely related to the underlying of the derivative. In applying its judgment, management relies primarily on the economic characteristics and risks of the instrument as well as the substance of the contractual arrangement. In addition, the fair value evaluation of the embedded financial derivative liability relating to our outstanding preferred shares is based on numerous assumptions and estimates that may have a significant impact on the amount recognized as a financial derivative liability. The impact of material changes in assumptions and the review of estimates is recognized in profit or loss in the period in which the changes occur or the estimates are reviewed, as required.

Income taxes.   We may be subject to audits related to tax risks, and uncertainties exist with respect to the interpretation of tax regulations, changes in tax laws, and the amount and timing of future taxable income. Differences arising between the actual results and the assumptions made, or future changes to such assumptions, could necessitate future adjustments to taxable income and income tax expense already recorded. We establish provisions if required, based on reasonable estimates, for possible consequences of audits by the tax authorities. The amount of such provisions is based on various factors, such as experience of previous tax audits and differing interpretations of tax regulations by the entity and the responsible tax authority, which may arise on a wide variety of issues.

To determine the extent to which deferred income tax assets can be recognized, management estimates the amount of probable future taxable profits that will be available against which deductible temporary differences and unused tax losses can be used. Such estimates are made as part of the budget and strategic plan by tax jurisdiction. Management exercises judgment to determine the extent to which realization of future taxable benefits is probable considering factors such as the number of years included in the forecast period and prudent tax planning strategies.

Deferred revenue.   We measure the gift card liability and breakage income by estimating the value of gift cards that are not expected to be redeemed by customers. We measure the Frequent Steeper loyalty program liability and income by estimating the fair value of points based on expected future redemption rates. The Frequent Steeper program allows customers to earn points on their purchases. The fair value of these points is based on many factors, including the expected future redemption patterns and associated costs. On an on-going basis, we monitor trends in redemption patterns and net cost per point redeemed, adjusting the estimated cost per point based on expected future activity. To the extent that estimates differ from actual experience, the Frequent Steeper program costs could be higher or lower. We also recognize revenue from unredeemed Frequent Steeper program points if the likelihood of redemption by the customer is considered remote. The Frequent Steeper program commenced in April 2014.

Restatement of our financial statements.   A material weakness in our internal control over financial reporting existed as of January 31, 2015 and January 25, 2014 related to our controls over our valuation process used in valuing the liability associated with the embedded derivative related to our Series A, A-1 and A-2 Preferred Shares. A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented, detected and corrected on a timely basis. In May 2015, we identified that our approach to determining the fair value of our common shares used to value the liability associated with the embedded derivative, as of January 31, 2015 and January 25, 2014, contained a methodological error. Had we considered valuation methods in addition to the discounted cash flow, we would have determined that a higher fair value for our common shares would have been appropriate in calculating the fair value of our embedded derivative liability. Concurrently, we adopted the use of the Monte Carlo simulation pricing model to calculate the fair value of the derivative liability. As a result, we retrospectively revisited the valuation of our common shares as of January 31, 2015 and as of January 25, 2014. The retrospective valuation of our common shares, as well as our adoption of the Monte Carlo model, led us to restate our consolidated financial statements as of and for the years ended January 31, 2015 and January 25, 2014 and to update the value of the embedded derivative liability associated with our Series A, Series A-1 and Series A-2 Preferred Shares. We determined that the error was caused by the fact that certain controls relating to our valuation process were not at a precise enough level to identify the proper valuation methodology for determining the fair value of our common shares.

The material weakness described above resulted in a material misstatement of our financial statements that was not prevented or detected. We are taking steps to remediate the material weakness, including designing and implementing improved processes and controls related to the review of the underlying assumptions and inputs used by the valuation specialist. We cannot assure you that the measures we have taken to date, or any measures we may take in the future, will be sufficient to remediate the material weakness described above or to avoid potential future material weaknesses. Following the completion of this offering, our Series A, Series A-1 and Series A-2 Preferred Shares will be converted into common shares and the derivative liability will be converted into equity.

Recently Issued Accounting Standards

There were no new accounting standards implemented during the year ended January 31, 2015.

IFRS 9, ''Financial Instruments'', partially replaces the requirements of IAS 39, ''Financial Instruments: Recognition and Measurement''. This standard is the first step in the project to replace IAS 39. The IASB intends to expand IFRS 9 to add new requirements for the classification and measurement of financial liabilities, derecognition of financial instruments, impairment and hedge accounting to become a complete replacement of IAS 39. These changes are applicable for annual periods beginning on or after January 1, 2015, with earlier application permitted. We have not yet assessed the future impact of this new standard on its consolidated financial statements.

In May 2014, the IASB issued new standards as follows: IFRS 15, ''Revenue from Contracts with Customers'' (''IFRS 15'') replaces IAS 11, ''Construction Contracts,'' and IAS 18, ''Revenue,'' as well as various interpretations regarding revenue. This standard introduces a single model for recognizing revenue that applies to all contracts with customers, except for contracts that are within the scope of standards on leases, insurance and financial instruments. This standard also requires enhanced disclosures. Adoption of IFRS 15 is mandatory and will be effective for annual periods beginning on or after January 1, 2017, with earlier adoption permitted. We are currently assessing the impact of adopting this standard on our consolidated financial statements and related note disclosures.

JOBS Act Exemptions and Foreign Private Issuer Status

We qualify as an ''emerging growth company'' as defined in the JOBS Act. An emerging growth company may take advantage of specified reduced reporting and other burdens that are otherwise applicable generally to public companies. This includes an exemption from the auditor attestation requirement in the assessment of our internal control over financial reporting pursuant to the Sarbanes-Oxley Act. We may take advantage of this exemption for up to five years or such earlier time that we are no longer an emerging growth company. We will cease to be an emerging growth company if we (1) have US$1.0 billion or more in annual revenue as of the end of our fiscal year, (2) are a large accelerated filer and have more than US$700.0 million in market value of our common shares held by non-affiliates as of the end of our second fiscal quarter or (3) issue more than US$1.0 billion of non-convertible debt securities over a three-year period. We may choose to take advantage of some but not all of these reduced burdens.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of
DAVIDsTEA Inc.

We have audited the accompanying consolidated balance sheets of DAVIDsTEA Inc. (the ''Company'') as of January 31, 2015 and January 25, 2014, and the related consolidated statements of income (loss) and comprehensive income (loss), equity (deficiency) and cash flows for each of the three years in the period ended January 31, 2015. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of DAVIDsTEA Inc. as of January 31, 2015 and January 25, 2014, and the consolidated results of its operations and its cash flows for each of the three years in the period ended January 31, 2015, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 to the consolidated financial statements, the January 31, 2015 and January 25, 2014 financial statements have been restated to correct the valuation of the embedded derivative of the Company.

/s/ ERNST & YOUNG LLP[1]

Montréal, Canada
May ● , 2015

---

[1] CPA, Auditor, CA, public accountancy permit no. A112179

DAVIDsTEA Inc.
Incorporated under the laws of Canada
CONSOLIDATED BALANCE SHEETS
[In thousands of Canadian dollars]

		As at January 31, 2015 $ [restated]	As at January 25, 2014 $ [restated]
ASSETS			
Current			
Cash		**19,784**	15,350
Accounts and other receivables	[Note 7]	**2,355**	1,108
Inventories	[Note 8]	**12,517**	11,240
Income tax receivable	[Note 21]	**852**	—
Prepaid expenses and deposits		**3,050**	2,888
Total current assets		**38,558**	30,586
Property and equipment	[Note 9]	**35,621**	29,858
Intangible assets	[Note 10]	**1,669**	1,502
Deferred income taxes	[Note 21]	**3,212**	—
Total assets		**79,060**	61,946
LIABILITIES AND EQUITY			
Current			
Operating loan	[Note 11]	**—**	—
Trade and other payables	[Notes 12 and 24]	**12,441**	10,807
Deferred revenue	[Note 13]	**2,634**	1,401
Income taxes payable	[Note 21]	**87**	1,183
Current portion of provisions	[Note 14]	**258**	—
Current portion of long-term debt and finance lease obligations	[Note 16]	**4,287**	3,608
Total current liabilities		**19,707**	16,999
Deferred rent and lease inducements		**4,137**	2,471
Long-term debt and finance lease obligations	[Note 15 and 16]	**6,142**	10,451
Provisions	[Note 14]	**616**	—
Deferred income taxes	[Note 21]	**357**	169
Loan from the controlling shareholder	[Note 17]	**2,952**	8,690
Preferred shares — Series A, A-1 and A-2	[Note 18]	**28,768**	18,449
Financial derivative liability embedded in preferred shares — Series A, A-1 and A-2	[Note 18]	**16,427**	14,024
Total liabilities		**79,106**	71,253
Commitments and contingent liabilities	[Note 15]		
Equity (Deficiency)			
Share capital	[Note 19]	**385**	—
Contributed surplus		**1,412**	465
Retained earnings (deficit)		**(4,129)**	(10,583)
Accumulated other comprehensive income		**2,286**	811
Total equity (deficit)		**(46)**	(9,307)
		79,060	61,946

See accompanying notes

DAVIDsTEA Inc.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)
[In thousands of Canadian dollars, except share information]

		For the year ended		
		January 31, 2015 $	January 25, 2014 $	January 26, 2013 $
		[restated]	[restated]	
Sales	[Note 25]	**141,883**	108,169	73,058
Cost of sales		**64,185**	48,403	32,177
Gross profit		**77,698**	59,766	40,881
Selling, general and administration expenses	[Notes 10 and 22]	**66,565**	52,369	37,338
Results from operating activities		**11,133**	7,397	3,543
Finance costs	[Note 20]	**2,345**	1,967	1,829
Finance income		**(133)**	(45)	—
Accretion of preferred shares	[Note 18]	**1,044**	514	416
Loss from embedded derivative on Series A, A-1 and A-2 preferred shares	[Note 18]	**380**	8,058	3,960
IPO related costs		**856**	—	—
Settlement cost related to former option holder		**520**	—	—
Income (loss) before income taxes		**6,121**	(3,097)	(2,662)
Provision for income tax (recovery)	[Note 21]	**(333)**	3,067	1,692
Net income (loss)		**6,454**	(6,164)	(4,354)
Other comprehensive income				
Cumulative translation adjustment		**1,475**	811	—
Comprehensive income (loss)		**7,929**	(5,353)	(4,354)
Income / (loss) per share				
Basic	[Note 23]	**0.86**	(0.83)	(0.57)
Fully diluted	[Note 23]	**0.73**	(0.83)	(0.57)
Weighted average number of shares outstanding				
— basic	[Note 23]	7,490,477	7,455,391	7,641,376
— fully diluted	[Note 23]	12,479,279	7,455,391	7,641,376

See accompanying notes

DAVIDsTEA Inc.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF CASH FLOWS
[In thousands of Canadian dollars]

	For the year ended		
	January 31, 2015 $ [restated]	January 25, 2014 $ [restated]	January 26, 2013 $
OPERATING ACTIVITIES			
Net income (loss)	**6,454**	(6,164)	(4,354)
Items not affecting cash:			
Depreciation of property and equipment	**4,874**	3,801	2,579
Amortization of intangible assets	**573**	944	601
Amortization of financing fees	**172**	114	77
Loss on sale of property and equipment	**31**	—	—
Impairment of property and equipment	**2,740**	1,192	—
Provision for onerous contracts	**805**	—	—
Deferred rent	**802**	660	769
Accretion of preferred shares	**1,044**	514	416
Loss from embedded derivative on Series A, A-1 and A-2 preferred shares	**380**	8,058	3,960
Stock-based compensation expense	**947**	228	237
Settlement cost related to former option holder	**345**	—	—
Deferred income taxes (recovered)	**(3,024)**	102	(98)
	16,143	9,449	4,187
Net change in other non-cash working capital balances related to operations	**823**	4,753	(4,021)
Cash flows related to operating activities	**16,966**	14,202	166
FINANCING ACTIVITIES			
Proceeds of finance lease obligations	**—**	970	—
Repayment of finance lease obligations	**(314)**	(1,623)	(783)
Proceeds (repayment) of operating loan	**—**	(507)	507
Proceeds of long-term debt	**—**	14,000	16,116
Repayment of long-term debt	**(3,375)**	(10,014)	(8,311)
Share issuances of Class AA common shares and common shares	**40**	—	—
Share issuance of Series A, A-1 and A-2 preferred shares	**4,404**	—	11,000
Financing fees	**(134)**	(214)	(660)
Repurchase of Class AA common shares	**—**	(350)	—
Cash flows related to financing activities	**621**	2,262	17,869
INVESTING ACTIVITIES			
Additions to property and equipment	**(12,432)**	(8,316)	(12,400)
Additions to intangible assets	**(721)**	(442)	(1,009)
Cash flows related to investing activities	**(13,153)**	(8,758)	(13,409)
Increase in cash	**4,434**	7,706	4,626
Cash, beginning of period	**15,350**	7,644	3,018
Cash, end of period	**19,784**	15,350	7,644
Supplemental Information			
Cash paid for			
Interest	**1,012**	1,021	1,040
Income taxes	**4,232**	3,126	173
Cash received for			
Interest	**133**	45	18
Income taxes	**—**	—	—

See accompanying notes

DAVIDsTEA Inc.
Incorporated under the laws of Canada
CONSOLIDATED STATEMENTS OF EQUITY (DEFICIENCY)
[In thousands of Canadian dollars]

For the year ended ended	Share Capital $	Contributed Surplus $	Retained Earnings / (Deficit) $	Accumulated Other Comprehensive Income $	Total Equity (Deficiency) $
			[restated]		[restated]
Balance, January 26, 2013	—	237	(4,069)	—	(3,832)
Net loss for the 52-week period ended January 25, 2014	—	—	(6,164)	—	(6,164)
Other comprehensive income . .	—	—	—	811	811
Total comprehensive income . .	—	—	(6,164)	811	5,353
Repurchase of shares for compensation	—	—	(350)	—	(350)
Stock-based compensation . . .	—	228	—	—	228
Balance, January 25, 2014 (restated)	—	465	(10,583)	811	(9,307)
Balance, January 25, 2014 (restated)	**—**	**465**	**(10,583)**	**811**	**(9,307)**
Net income for the 53-week period ended January 31, 2015	**—**	**—**	**6,454**	**—**	**6,454**
Other comprehensive income .	**—**	**—**	**—**	**1,475**	**1,475**
Total comprehensive income .	**—**	**—**	**6,454**	**1,475**	**7,929**
Issuance of subordinate voting shares upon exercise of options	**40**	**—**	**—**	**—**	**40**
Issuance of subordinate voting shares upon settlement	**345**	**—**	**—**	**—**	**345**
Stock-based compensation . .	**—**	**947**	**—**	**—**	**947**
Balance, January 31, 2015 (restated)	**385**	**1,412**	**(4,129)**	**2,286**	**(46)**

See accompanying notes

DAVIDsTEA Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the years ended January 31, 2015 and January 25, 2014

**[Amounts in thousands of Canadian dollars except per share amounts and
where otherwise indicated]**

1. CORPORATE INFORMATION

The consolidated financial statements of DAVIDsTEA Inc. and its subsidiaries [collectively, the "Company"] were authorized for issue in accordance with a resolution of the Board of Directors on April 2, 2015. The Company is incorporated and domiciled in Canada and its shares are privately held. The registered office is located in Montréal, Québec, Canada.

The Company is engaged in the retail sale of tea and tea-related products in Canada and in the United States. Retail sales are traditionally higher in the fourth fiscal quarter due to the holiday season.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

Subsequent to the issuance of the Company's consolidated financial statements as of January 31, 2015, the Company's management determined that certain items in its previously issued financial statements required adjustment. Accordingly, the consolidated balance sheets as at January 31, 2015 and January 25, 2014 and the related consolidated statements of income (loss) and comprehensive income (loss), equity (deficiency) and cash flows for the two years in the period ended January 31, 2015 have been restated.

The Company reviewed its valuation of the embedded derivative liability related to its Series A, A-1 and A-2 Preferred Shares and determined that the prior valuation methodology incorrectly computed the fair value of the embedded derivative liability. The fair value is derived from the underlying common shares of the Company which has been increased from $6.88 to $13.67 per share as at January 31, 2015 to better reflect the expected initial public offering price and any appropriate adjustments to such price. Concurrently, the Company adopted the use of the Monte Carlo simulation model to calculate the fair value of the derivative liability. The Monte Carlo model better reflects non-static inputs, such as the anti-dilution features of the preferred share conversion, as detailed in Note 18. The embedded derivative liability related to the Series A, Series A-1 and Series A-2 Preferred Shares had previously been reported as having a fair value of $5.7 million and $8.3 million at January 31, 2015 and January 25, 2014, respectively. Management has subsequently determined that the embedded derivative had a fair value of $16.4 million and $14.1 million at January 31, 2015 and January 25, 2014, respectively. Accordingly, the impact of this correction on the results of operations from what was previously reported for fiscal 2015 and 2014 was an increase of $4.9 million and $5.8 million, respectively, to the loss from embedded derivative on Series A, A-1, and A-2 Preferred Shares, and an increase on the financial derivative liability embedded in such Preferred Shares. The impact of using the Monte Carlo approach is reflected in the Company's consolidated financial statements for the years ended January 31, 2015 and January 25, 2014. There was no material impact on the year ended January 26, 2013.

The following tables present the effects of the restatement adjustments on the affected line items in the previously reported consolidated financial statements as of January 31, 2015 and January 25, 2014 and the consolidated results and cash flows for each of the two years in the

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

period ended January 31, 2015. All related amounts have been restated as appropriate within these financial statements.

Year ended January 31, 2015	As reported	Adjustments	Restated
Extract of consolidated statement of income (loss) and comprehensive income (loss)			
(Gain)/loss from embedded derivative on Series A, A-1, and A-1 preferred shares	(4,562)	4,942	380
Income before taxes	11,063	(4,942)	6,121
Provision for income tax (recovery)	(333)	—	(333)
Net income	11,396	(4,942)	6,454
Comprehensive income	12,871	(4,942)	7,929
Earnings per share			
Basic	1.52	(0.66)	0.86
Diluted	0.69	0.04	0.73
Extract of consolidated balance sheet			
Financial derivative liability embedded in preferred shares — Series A, A-1, and A-2	5,729	10,698	16,427
Total liabilities	68,408	10,698	79,106
Retained earnings (deficit)	6,569	(10,698)	(4,129)
Total equity (deficiency)	10,652	(10,698)	(46)
Extract of consolidated statement of cash flows			
Net income (loss)	11,396	(4,942)	6,454
(Gain)/loss from embedded derivative on Series A, A-1, and A-1 preferred shares	(4,562)	4,942	380
Extract of consolidated statement of shareholders equity			
Deficit balance at January 25, 2014	(4,827)	(5,756)	(10,583)
Net income for the year ended January 31, 2015	11,396	(4,942)	6,454
Retained earnings (deficit) balance at January 31, 2015	6,569	(10,698)	(4,129)

DAVIDsTEA Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)

For the years ended January 31, 2015 and January 25, 2014

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS (Continued)

Year ended January 25, 2014	As reported	Adjustments	Restated
Extract of consolidated statement of income (loss) and comprehensive income (loss)			
Loss from embedded derivative on Series A, A-1, and A-1 Preferred Shares	2,302	5,756	8,058
Income (loss) before taxes	2,659	(5,756)	(3,097)
Provision for income tax	3,067	—	3,067
Net loss	(408)	(5,756)	(6,164)
Comprehensive income (loss)	403	(5,756)	(5,353)
Earnings (loss) per share before			
Basic	(0.05)	(0.78)	(0.83)
Diluted	(0.05)	(0.78)	(0.83)
Extract of consolidated balance sheet			
Financial derivative liability embedded in Preferred Shares — Series A, A-1, and A-2	8,268	5,756	14,024
Total liabilities	65,497	5,756	71,253
(Deficit)	(4,827)	(5,756)	(10,583)
(Total deficiency)	(3,551)	(5,756)	(9,307)
Extract of consolidated statement of cash flows			
Loss from embedded derivative on Series A, A-1, and A-1 Preferred Shares	2,302	5,756	8,058
Extract of consolidated statement of shareholders equity			
Deficit balance at January 26, 2013	(4,069)	—	(4,069)
Net loss for the year ended January 25, 2014	(408)	(5,756)	(6,164)
Deficit balance at January 25, 2014	(4,827)	(5,756)	(10,583)

3. BASIS OF PREPARATION

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards ["IFRS"] as issued by the International Accounting Standards Board ["IASB"].

The consolidated financial statements have been prepared on a historical cost basis, except as disclosed in the accounting policies set out in note 4.

The Company's fiscal year ends on the last Saturday in January. The year ended January 31, 2015 covers a 53-week fiscal period. The years ended January 25, 2014 and January 26, 2013 cover a 52-week fiscal period.

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

16. LONG-TERM DEBT AND FINANCE LEASE OBLIGATIONS (Continued)

Refer to note 15 for principal repayments on finance leases. Principal repayments on loans are due as follows:

	January 31, 2015 $	January 25, 2014 $
Within one year	**3,961**	3,294
After one year but not more than five years	**5,917**	9,428
More than five years	**—**	666
	9,878	13,388

17. LOAN FROM CONTROLLING SHAREHOLDER

The Company has a loan from the controlling shareholder. As at January 31, 2015, a loan in the amount of $2,952 [January 25, 2014 — $8,690] is outstanding. The loan is non-revolving and bears interest at 4.5% payable on the last business day of the calendar year until the first principal payment date, at which time all accrued but unpaid interest is payable on the payment date for such principal. The loan is payable in 3 equal annual instalments starting after the redemption date of the mandatorily redeemable preferred shares described in note 18, being not more than 90 days after receipt by the Company of a request of redemption from the shareholders or April 3, 2017. If the Series A, A-1 and A-2 Preferred Shares are not redeemed before April 3, 2020, the principal on the loan is due in three annual installments beginning on April 3, 2020. However, the loan cannot be repaid without the consent of the Company's lenders described in note 16.

During the year ended January 31, 2015, the loan was partially reduced by $5,738 [January 25, 2014 — nil] to account for the issuance of 519,034 Series A-1 Preferred Shares and 84,580 Series A-2 Preferred Shares, described in note 18.

18. MANDATORILY REDEEMABLE PREFERENCE SHARES

During the year ended January 31, 2015, the Company issued 912,689 voting, redeemable Series A-1 Preferred Shares and 152,880 voting, redeemable Series A-2 Preferred Shares, convertible into fully paid common shares and providing for an annual cumulative dividend at a rate of 4.5%, accruing daily. These shares shall be redeemed by the Company at a price equal to the issued share price, plus any unpaid accrued dividends thereon, in three annual instalments, commencing not more than 90 days after receipt by the Company of a request of redemption from the shareholders on or after April 3, 2017.

Because of the redemption feature, the Series A, Series A-1 and Series A-2 Preferred Shares and the accumulated dividends have been recorded as a liability in the consolidated balance sheets and are accounted for at amortized cost using the effective interest rate method. They cannot be redeemed without the prior consent of the Company's lenders.

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

18. MANDATORILY REDEEMABLE PREFERENCE SHARES (Continued)

As at January 31, 2015, there were 5,069,293 Series A, Series A-1 and Series A-2 Preferred Shares in issuance described as follows:

	January 31, 2015 $	January 25, 2014 $
4,003,724 Series A Preferred Shares	**18,500**	18,500
912,689 Series A-1 Preferred Shares	**8,260**	—
152,880 Series A-2 Preferred Shares	**1,882**	—
Series A, A-1 and A-2 Preferred Shares at issuance	**28,642**	18,500
Less: Portion attributable to financial derivative liability at issuance	**(4,029)**	(2,006)
Portion attributable to non-derivative liability at issuance	**24,613**	16,494

The Series A, Series A-1 and Series A-2 Preferred Shares are recorded net of share issue costs of $795 net of accumulated amortization of $285 [January 25, 2014 — $172].

Series A-1 and Series A-2 redeemable Preferred Shares at the option of the holder

For Series A-1 Preferred Shares issued during the year ended January 31, 2015, after allocation of financing costs, the net carrying amount of the liability related to the redeemable shares was calculated as $6,441. This liability is being accreted to its nominal value reflecting accumulated and accrued dividends, using the effective interest rate method.

For Series A-2 Preferred Shares issued during the year ended January 31, 2015, after allocation of financing costs, the net carrying amount of the liability related to the redeemable shares was calculated as $1,677. This liability is being accreted to its nominal value reflecting accumulated and accrued dividends, using the effective interest rate method.

	January 31, 2015 $	January 25, 2014 $
Shares issued and paid		
4,003,724 Series A Preferred Shares	**17,424**	16,910
912,689 Series A-1 Preferred Shares	**6,441**	—
152,880 Series A-2 Preferred Shares	**1,677**	—
Accrued dividends	**2,692**	1,514
Accretion for the period	**1,044**	514
Less: unamortized financing fees	**(510)**	(489)
Balance, end of year	**28,768**	18,449

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

18. MANDATORILY REDEEMABLE PREFERENCE SHARES (Continued)

Financial derivative liability

The gross proceeds from the private offering of 3,445,065 Series A Preferred Shares for $5.37 per share completed on April 2, 2012, were $18,500 in cash, gross of financing costs of $660 and were allocated to the redeemable shares at the option of the holder. The fair value of the derivative liability was calculated on the issuance date, and an amount of $2,006 was separated from the host contract and presented as a financial derivative liability.

The gross proceeds from the private offering of 912,689 Series A-1 Preferred Shares for $9.05 per share completed on February 24, 2014, March 21, 2014 and June 2, 2014, were for $3,563 in cash and $4,697 as a reduction in the loan from shareholder, for a total of $8,260, gross of financing costs of $134 and were allocated to the redeemable shares at the option of the holder. The fair value of the derivative liability was calculated on the issuance date, and an amount of $1,818 was separated from the host contract and presented as a financial derivative liability.

The gross proceeds from the private offering of 152,880 Series A-2 Preferred Shares for $12.31 per share completed on December 15, 2014, were for $841 in cash, $1,041 as a reduction in the loan from shareholder, and were allocated to the redeemable shares at the option of the holder. The fair value of the derivative liability was calculated on the issuance date, and an amount of $205 was separated from the host contract and presented as a financial derivative liability.

In conducting the valuations, the Company used a methodology that is consistent with the methods outlined in the AICPA Practice Aid Valuation of Privately-Held-Company Equity Securities Issued as Compensation. The enterprise value inputs associated with the Company's valuations were derived using the income and market approaches. The income approach estimates the enterprise value of the Company by discounting the expected future cash flows of the Company to present value. Under the market approach, the total enterprise value of the Company is estimated by comparing the Company's business to similar businesses whose securities are actively traded in public markets, or businesses that are involved in a public or private transaction. The Company has selected valuation multiples derived from trading multiples of public companies that participate in the Company's industry. These valuation multiples were then applied to the equivalent financial metric of the Company's business, giving consideration to differences between the Company and similar companies for such factors as company size, leverage, and growth prospects.

The Company prepared financial forecasts to be used in the computation of the enterprise value for the income approach. The financial forecasts took into account the Company's past experience and future expectations. There is inherent uncertainty in these estimates. The risks associated with achieving the Company's forecasts were assessed in selecting the appropriate discount rates. If different discount rates had been used, the valuations would have been different.

The fair value of the derivative financial instrument was estimated using the Monte Carlo simulation model. A Monte Carlo simulation model is a valuation model that relies on random sampling and is often used when modeling systems with a large number of inputs and where there is a significant uncertainty in the future value of inputs and where the movement of the inputs can

[Amounts in thousands of Canadian dollars except per share amounts and where otherwise indicated]

18. MANDATORILY REDEEMABLE PREFERENCE SHARES (Continued)

be independent of each other. Some of the key inputs used by the Company in its Monte Carlo simulation include: the floor and ceiling conversion prices, the Company's common share price, the risk-free rate of return, and expected volatility. The assumptions used in the Company's valuation model are as follows:

	January 31, 2015	January 25, 2014
Risk-free interest rate	1.15%	1.57%
Expected volatility	31%	39%
Expected dividend yield	0%	0%
Underlying value of common shares	$13.67	$6.88
Probability of an IPO occurring	95%	50%
Probability of a mandatory conversion upon an IPO prior to April 3, 2017	95%	50%

In accordance with the Company's accounting policy on derivative financial instruments, the financial derivative liability embedded in the Company's Series A, A-1 and A-2 Preferred Shares were separated from the debt host contract at issuance at fair value. The derivative was then revalued at each reporting date.

	January 31, 2015 $	January 25, 2014 $
Balance, beginning of year	14,024	5,966
New issuances	2,023	—
Net change in fair value	380	8,058
Balance, end of year	16,427	14,024

19. SHARE CAPITAL

Authorized

An unlimited number of voting common shares.

2,000,000 non-voting Class AA common shares.

An unlimited number of preferred shares, issuable in series, with rights, privileges, restrictions and conditions determined at the time the series are issued of which the following were authorized:

7,441,341 voting Junior Preferred Shares, convertible on a one for one basis into fully paid common shares.

4,003,724 voting, redeemable, Series A Preferred Shares, convertible at the option of the holder, into fully paid common shares on a 1.0000 to 1.0028 basis, as is determined by dividing the Series A Preferred Shares original issue price by the Series A Preferred Shares conversion price (as defined in the Articles of the Company, including anti-dilution provisions) in effect at the time of